UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Granite Ridge Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

387432107

(CUSIP Number)

Emily Fuquay

5217 McKinney Ave., Suite 400

Dallas, Texas 75205

(214) 396-2850

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 9, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

____________________________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 387432107	13D	Page 2 of 37 Pages

1		Names of Reporting Persons GREP GP III, LLC
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO (See Item 3)
5		Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 67,857,678+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 67,857,678+
11		Aggregate Amount Beneficially Owned by Each Reporting Person 67,857,678+
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented By Amount In Row (11) 52.0%*
14		Type of Reporting Person (See Instructions) OO

+Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 130,449,075 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of March 5, 2024, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 8, 2024.

CUSIP No. 387432107	13D	Page 3 of 37 Pages

1		Names of Reporting Persons Grey Rock Energy Partners GP III, L.P.
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO (See Item 3)
5		Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 67,857,678+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 67,857,678+
11		Aggregate Amount Beneficially Owned by Each Reporting Person 67,857,678+
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 52.0%*
14		Type of Reporting Person (See Instructions) PN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 130,449,075 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of March 5, 2024, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 8, 2024.

CUSIP No. 387432107	13D	Page 4 of 37 Pages

1		Names of Reporting Persons GREP GP III Holdings, LLC
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO (See Item 3)
5		Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 55,265,968+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 55,265,968+
11		Aggregate Amount Beneficially Owned by Each Reporting Person 55,265,968+
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 42.4%*
14		Type of Reporting Person (See Instructions) OO

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 130,449,075 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of March 5, 2024, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 8, 2024.

CUSIP No. 387432107	13D	Page 5 of 37 Pages

1		Names of Reporting Persons Grey Rock Energy Partners GP III-A, L.P.
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO (See Item 3)
5		Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 16,767,696+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 16,767,696+
11		Aggregate Amount Beneficially Owned by Each Reporting Person 16,767,696+
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 12.9%*
14		Type of Reporting Person (See Instructions) PN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 130,449,075 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of March 5, 2024, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 8, 2024.

CUSIP No. 387432107	13D	Page 6 of 37 Pages

1		Names of Reporting Persons Grey Rock Energy Fund III-A, L.P.
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO (See Item 3)
5		Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 16,767,696+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 16,767,696+
11		Aggregate Amount Beneficially Owned by Each Reporting Person 16,767,696+
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 12.9%*
14		Type of Reporting Person (See Instructions) PN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 130,449,075 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of March 5, 2024, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 8, 2024.

CUSIP No. 387432107	13D	Page 7 of 37 Pages

1		Names of Reporting Persons GREP Holdco III-A LLC
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO (See Item 3)
5		Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 16,767,696+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 16,767,696+
11		Aggregate Amount Beneficially Owned by Each Reporting Person 16,767,696+
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 12.9%*
14		Type of Reporting Person (See Instructions) OO

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 130,449,075 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of March 5, 2024, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 8, 2024.

CUSIP No. 387432107	13D	Page 8 of 37 Pages

1		Names of Reporting Persons Grey Rock Energy Partners GP III-B, L.P.
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO (See Item 3)
5		Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 38,498,272+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 38,498,272+
11		Aggregate Amount Beneficially Owned by Each Reporting Person 38,498,272+
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 29.5%*
14		Type of Reporting Person (See Instructions) PN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 130,449,075 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of March 5, 2024, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 8, 2024.

CUSIP No. 387432107	13D	Page 9 of 37 Pages

1		Names of Reporting Persons Grey Rock Energy Fund III-B Holdings, L.P.
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO (See Item 3)
5		Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 38,498,272+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 38,498,272+
11		Aggregate Amount Beneficially Owned by Each Reporting Person 38,498,272+
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 29.5%*
14		Type of Reporting Person (See Instructions) PN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 130,449,075 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of March 5, 2024, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 8, 2024.

CUSIP No. 387432107	13D	Page 10 of 37 Pages

1		Names of Reporting Persons Grey Rock Energy Fund III-B, LP
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO (See Item 3)
5		Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 38,498,272+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 38,498,272+
11		Aggregate Amount Beneficially Owned by Each Reporting Person 38,498,272+
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 29.5%*
14		Type of Reporting Person (See Instructions) PN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 130,449,075 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of March 5, 2024, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 8, 2024.

CUSIP No. 387432107	13D	Page 11 of 37 Pages

1		Names of Reporting Persons GREP Holdco III-B Holdings, LLC
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO (See Item 3)
5		Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 38,498,272+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 38,498,272+
11		Aggregate Amount Beneficially Owned by Each Reporting Person 38,498,272+
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 29.5%*
14		Type of Reporting Person (See Instructions) OO

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 130,449,075 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of March 5, 2024, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 8, 2024.

CUSIP No. 387432107	13D	Page 12 of 37 Pages

1	Names of Reporting Persons GREP GP II, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 10,558,213+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 10,558,213+
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,558,213+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount In Row (11) 8.1%*
14	Type of Reporting Person (See Instructions) OO

+Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 130,449,075 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of March 5, 2024, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 8, 2024.

CUSIP No. 387432107	13D	Page 13 of 37 Pages

1		Names of Reporting Persons Grey Rock Energy Partners GP II, L.P.
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO (See Item 3)
5		Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 10,558,213+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 10,558,213+
11		Aggregate Amount Beneficially Owned by Each Reporting Person 10,558,213+
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 8.1%*
14		Type of Reporting Person (See Instructions) PN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 130,449,075 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of March 5, 2024, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 8, 2024.

CUSIP No. 387432107	13D	Page 14 of 37 Pages

1		Names of Reporting Persons GREP GP II Holdings, LLC
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO (See Item 3)
5		Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 10,558,213+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 10,558,213+
11		Aggregate Amount Beneficially Owned by Each Reporting Person 10,558,213+
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 8.1%*
14		Type of Reporting Person (See Instructions) OO

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 130,449,075 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of March 5, 2024, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 8, 2024.

CUSIP No. 387432107	13D	Page 15 of 37 Pages

1		Names of Reporting Persons Grey Rock Energy Partners GP II-A, L.P.
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO (See Item 3)
5		Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 4,261,138+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 4,261,138+
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,261,138+
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 3.3%*
14		Type of Reporting Person (See Instructions) PN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 130,449,075 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of March 5, 2024, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 8, 2024.

CUSIP No. 387432107	13D	Page 16 of 37 Pages

1		Names of Reporting Persons Grey Rock Energy Fund II, L.P.
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO (See Item 3)
5		Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 4,261,138+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 4,261,138+
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,261,138+
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 3.3%*
14		Type of Reporting Person (See Instructions) PN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 130,449,075 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of March 5, 2024, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 8, 2024.

CUSIP No. 387432107	13D	Page 17 of 37 Pages

1		Names of Reporting Persons GREP Holdco II LLC
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO (See Item 3)
5		Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 4,261,138+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 4,261,138+
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,261,138+
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 3.3%*
14		Type of Reporting Person (See Instructions) OO

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 130,449,075 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of March 5, 2024, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 8, 2024.

CUSIP No. 387432107	13D	Page 18 of 37 Pages

1		Names of Reporting Persons Grey Rock Energy Partners GP II-B, L.P.
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO (See Item 3)
5		Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 6,297,075+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 6,297,075+
11		Aggregate Amount Beneficially Owned by Each Reporting Person 6,297,075+
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 4.8%*
14		Type of Reporting Person (See Instructions) PN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 130,449,075 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of March 5, 2024, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 8, 2024.

CUSIP No. 387432107	13D	Page 19 of 37 Pages

1	Names of Reporting Persons Grey Rock Energy Fund II-B Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 6,297,075+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 6,297,075+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,297,075+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.8%*
14	Type of Reporting Person (See Instructions) PN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 130,449,075 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of March 5, 2024, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 8, 2024.

CUSIP No. 387432107	13D	Page 20 of 37 Pages

1	Names of Reporting Persons Grey Rock Energy Fund II-B, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 6,297,075+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 6,297,075+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,297,075+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.8%*
14	Type of Reporting Person (See Instructions) PN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 130,449,075 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of March 5, 2024, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 8, 2024.

CUSIP No. 387432107	13D	Page 21 of 37 Pages

1	Names of Reporting Persons GREP Holdco II-B Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 6,297,075+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 6,297,075+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,297,075+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.8%*
14	Type of Reporting Person (See Instructions) OO

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 130,449,075 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of March 5, 2024, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 8, 2024.

CUSIP No. 387432107	13D	Page 22 of 37 Pages

1	Names of Reporting Persons Matthew Reade Miller
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 646,100+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 646,100+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 646,100+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.5%*
14	Type of Reporting Person (See Instructions) IN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 130,449,075 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of March 5, 2024, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 8, 2024.

CUSIP No. 387432107	13D	Page 23 of 37 Pages

1	Names of Reporting Persons Griffin Perry
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 574,906+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 574,906+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 574,906+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.4%*
14	Type of Reporting Person (See Instructions) IN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 130,449,075 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of March 5, 2024, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 8, 2024.

CUSIP No. 387432107	13D	Page 24 of 37 Pages

1	Names of Reporting Persons Thaddeus Darden
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 236,465+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 236,465+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 236,465+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%*
14	Type of Reporting Person (See Instructions) IN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 130,449,075 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of March 5, 2024, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 8, 2024.

CUSIP No. 387432107	13D	Page 25 of 37 Pages

1	Names of Reporting Persons Kirk Lazarine
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 576,026+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 576,026+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 576,026+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.4%*
14	Type of Reporting Person (See Instructions) IN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 130,449,075 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of March 5, 2024, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 8, 2024.

CUSIP No. 387432107	13D	Page 26 of 37 Pages

Item 1.               Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed to amend and supplement the Schedule 13D filed by the Filing Parties (as defined below) on September 1, 2023 and the Amendment No. 1 to the Schedule 13D filed by the Filing Parties on September 19, 2023 (as amended, the “Schedule 13D”). This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Granite Ridge Resources, Inc., a Delaware corporation (“Issuer” or “Company”), whose principal executive offices are located at 5217 McKinney Ave., Suite 400 Dallas, Texas 75205. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

This Amendment No. 2 is being filed to reflect acquisitions of shares of Common Stock by certain of the Filing Parties as well as a distribution of certain shares of Common Stock to the beneficial owners of certain of the Filing Parties, each as further described herein. Except as set forth below, all previous items are unchanged.

Item 2.               Identity and Background.

Item 2(a) of the Schedule 13D is hereby amended as provided below.

(a) This Schedule 13D is filed by GREP GP III, LLC, a Delaware limited liability company (“Fund III GP”), Grey Rock Energy Partners GP III, L.P., a Delaware limited partnership (“GREP GP III”), GREP GP III Holdings, LLC, a Delaware limited liability company (“GREP GP III Holdings”), Grey Rock Energy Partners GP III-A, L.P., a Delaware limited partnership (“GP III-A”), Grey Rock Energy Fund III-A, LP, a Delaware limited partnership (“Fund III-A”), GREP Holdco III-A, LLC, a Delaware limited liability company (“Holdco III-A”), Grey Rock Energy Partners GP III-B, L.P. (“GP III-B”), Grey Rock Energy Fund III-B, LP, a Delaware limited partnership (“Fund III-B”), Grey Rock Energy Fund III-B Holdings, L.P., a Delaware limited partnership (“Fund III-B Holdings” and, together with Fund III-A and Fund III-B, collectively, “Fund III”), and GREP Holdco III-B Holdings, LLC, a Delaware limited liability company (“Holdco III-B” and, together with Fund III, the “Fund III Filing Parties”), GREP GP II, LLC, a Delaware limited liability company (“Fund II GP”), Grey Rock Energy Partners GP II, L.P., a Delaware limited partnership (“GREP GP II”), GREP GP II Holdings, LLC, a Delaware limited liability company (“GREP GP II Holdings”), Grey Rock Energy Partners GP II-A, L.P., a Delaware limited partnership (“GP II-A”), Grey Rock Energy Fund II, LP, a Delaware limited partnership (“Fund II-A”), GREP Holdco II, LLC, a Delaware limited liability company (“Holdco II-A”), Grey Rock Energy Partners GP II-B, L.P. (“GP II-B”), Grey Rock Energy Fund II-B, LP, a Delaware limited partnership (“Fund II-B”), Grey Rock Energy Fund II-B Holdings, L.P., a Delaware limited partnership (“Fund II-B Holdings” and, together with Fund II-A and Fund II-B, collectively, “Fund II”), and GREP Holdco II-B Holdings, LLC, a Delaware limited liability company (“Holdco II-B” and, together with Fund II, the “Fund II Filing Parties”), Matthew Miller, Griffin Perry and Thaddeus Darden and Kirk Lazarine (together with the foregoing entities, the “Filing Parties”) pursuant to their agreement to the joint filing of this Schedule 13D attached hereto as Exhibit A.

Holdco III-A is indirectly controlled by Fund III GP. Fund III GP is the sole general partner of GREP GP III, which is the sole member of GREP GP III Holdings, which is the sole general partner of GP III-A. GP III-A is the sole general partner of Fund III-A, which is the sole member of Holdco III-A. As a result, Fund III GP, GREP GP III, GREP GP III Holdings, GP III-A and Fund III-A may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Holdco III-A.

Holdco III-B is indirectly controlled by Fund III GP. Fund III GP is the sole general partner of GREP GP III, which is the sole member of GREP GP III Holdings, which is the sole general partner of GP III-B. GP III-B is the sole general partner of each of Fund III-B and Fund III-B Holdings. Fund III-B and Fund III-B Holdings are the sole members of Holdco III-B. As a result, Fund III GP, GREP GP III, GREP GP III Holdings, GP III-B, Fund III-B and Fund III-B Holdings may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Holdco III-B.

CUSIP No. 387432107	13D	Page 27 of 37 Pages

Holdco II-A is indirectly controlled by Fund II GP. Fund II GP is the sole general partner of GREP GP II, which is the sole member of GREP GP II Holdings, which is the sole general partner of GP II-A. GP II-A is the sole general partner of Fund II-A, which is the sole member of Holdco II-A. As a result, Fund II GP, GREP GP II and GREP GP II Holdings may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Holdco II-A and GP II-A. GP II-A and Fund II-A may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Holdco II-A.

Holdco II-B is indirectly controlled by Fund II GP. Fund II GP is the sole general partner of GREP GP II, which is the sole member of GREP GP II Holdings, which is the sole general partner of GP II-B. GP II-B is the sole general partner of each of Fund II-B and Fund II-B Holdings. Fund II-B and Fund II-B Holdings are the sole members of Holdco II-B. As a result, Fund II GP, GREP GP II, GREP GP II Holdings and GP II-B may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Holdco II-B and GP II-B. Fund II-B, Fund II-B Holdings and GP II-B may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Holdco II-B.

In connection with the Transactions described in Item 3, the Filing Parties were issued in the aggregate, 118,740,242 shares of Common Stock, of which 28,847,450 shares were originally held directly by Holdco III-A, 66,233,134 shares were originally held directly by Holdco III-B, 9,507,742 shares were originally held directly by Holdco II-A, 14,050,471 shares were originally held directly by Holdco II-B, 19,434 shares were originally held directly by GP II-A, 23,502 shares were originally held directly by GP II-B, 17,175 shares were originally held directly by Matthew Miller, 5,725 shares were originally held directly by Griffin Perry, 29,884 shares were originally held indirectly by Thaddeus Darden (including 24,159 owned by Monticello Avenue LLC, over which Mr. Darden has voting and investment power) and 5,725 shares were originally held directly by Kirk Lazarine.

Following the transactions described in Item 4 and the distributions described in Item 5(c), the Filing Parties hold an aggregate of 67,857,678 shares of Common Stock, of which 16,767,696 shares are held directly by Holdco III-A, 38,498,272 shares are held directly by Holdco III-B, 0 shares are held directly by GP III-A, 0 shares are held directly by GP III-B, 4,261,138 shares are held directly by Holdco II-A, 6,297,075 shares are held directly by Holdco II-B, 646,100 shares are held directly by Matthew Miller, 574,906 shares are held directly by Griffin Perry, 236,465 shares are held indirectly by Thaddeus Darden (including 37,584 owned by Monticello Avenue LLC) and 576,026 shares are held directly by Kirk Lazarine. As a result of the Voting Agreement described in Item 4, GREP GP III holds an aggregate of 67,857,678 shares of Common Stock.

Item 4.               Purpose of Transaction.

The sections titled “Voting Agreement” and “Open Market Acquisitions” in this Item 4 of the Schedule 13D are hereby amended as provided below.

Voting Agreement

On August 25, 2023, GREP GP III (who has voting and dispositive power over Common Stock owned by Fund III and certain of its affiliates), GREP GP II (who has voting and dispositive power over Common Stock owned by Fund II and certain of its affiliates), and Matthew Miller, Griffin Perry, Thaddeus Darden and Kirk Lazarine (collectively, the “Voting Agreement Parties”) entered into a Stockholder Voting Agreement (the “Voting Agreement”).

Pursuant to the Voting Agreement, the Voting Agreement Parties irrevocably and unconditionally agreed to vote the 75,957,927 shares of Common Stock which the Voting Agreement Parties then held (and any other shares of Common Stock obtained by Voting Agreement Parties in the future) at any annual or special meeting of the Company’s stockholders or in connection with any written consent of the Company’s stockholders. As of the date of this filing, the 67,857,678 shares held by the Voting Agreement Parties constitute approximately 52.0% of the total outstanding shares of Common Stock. The Voting Agreement continues indefinitely, but can be terminated on 30 days prior written notice by Voting Agreement Parties holding a majority of the shares of Common Stock subject to the Voting Agreement. In connection with their entry into the Voting Agreement, the Voting Agreement Parties provided GREP GP III an irrevocable voting proxy to vote the shares subject to the Voting Agreement. Additionally, during the term of such agreement, the Voting Agreement Parties agreed not to transfer the shares covered by the Voting Agreement without the consent of GREP GP III, except pursuant to certain limited exceptions.

CUSIP No. 387432107	13D	Page 28 of 37 Pages

The description of the Voting Agreement contained in this Item 4 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Open Market Acquisitions and Vesting of Restricted Stock

On September 18, 2023, the following Filing Parties made open market acquisitions of shares of Common Stock: Matthew Miller acquired 17,284 shares at prices ranging from $5.73 to $5.85 per share; Griffin Perry acquired 2,000 shares at a price of $5.76 per share, Thaddeus Darden acquired 20,000 shares at a price of $5.74 per share, and Kirk Lazarine acquired 10,000 shares at a price of $5.75 per share.

On November 30, 2023, Thaddeus Darden acquired 10,000 shares at a price of $5.92 per share. On December 4, 2023, the following Filing Parties made open market acquisitions of shares of Common Stock: Griffin Perry acquired 3,000 shares at a price of $5.89 per share, and Thaddeus Darden acquired 10,000 shares at a price of $5.80 per share. On December 12, 2023, Matthew Miller acquired 2,600 shares at a price of $5.93 per share.

On January 3, 2024, pursuant to an award of restricted stock granted to each of the Company’s director under the Company’s 2022 Omnibus Incentive Plan, 8,813 shares of restricted Common Stock issued to each of Matthew Miller, Griffin Perry, Thaddeus Darden, and Kirk Lazarine vested.

On March 14, 2025 and March 15, 2024, Matthew Miller acquired a total of 4,900 shares at prices ranging from $6.20 to $6.22 per share.

Except as set forth in this Schedule 13D, the Filing Parties do not have any plan or proposal that would relate to, or result in, any of the following matters:

(a)  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)  A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)  Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)  Any material change in the present capitalization or dividend policy of the Issuer;

(f)  Any other material change in the Issuer’s business or corporate structure;

(g)  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)  Any action similar to any of those enumerated above.

CUSIP No. 387432107	13D	Page 29 of 37 Pages

Each of the Filing Parties reserve the right to propose or participate in future transactions which may result in one or more of the above listed actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Filing Parties also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Filing Parties may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.               Interest in Securities of Issuer.

Item 5(a), (b) and (c) of the Schedule 13D are hereby amended as provided below.

(a) and (b)

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages for each Filing Party and the information set forth in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

The aggregate percentage of Common Stock reported owned by the Filing Parties is based upon ased on 130,449,075 shares of Common Stock outstanding as of March 5, 2024, as reported on the Company’s Form 10-K filed with the Securities and Exchange Commission on March 8, 2024.

(c)  On January 19, 2023, Holdco II-A distributed 5,246,604 shares of Common Stock pro rata to the partners of Fund II-A, including 917,932 shares of Common Stock to GP II-A and 4,328,672 shares of Common Stock to the limited partners of Fund II-A. On the same date, Holdco II-B distributed 7,753,396 shares of Common Stock pro rata to the limited partners of Fund II-B Holdings and Fund II-B, including 1,296,108 shares of Common Stock to GP-II-B and 6,457,288 shares of Common Stock to the limited partners of Fund II-B Holdings and Fund II-B.

On February 15, GP II-A distributed 917,932 shares of Common Stock to the owners of Fund II GP. On the same date, GP II-B distributed 1,296,108 shares of Common Stock to the owners of Fund II GP.

On May 9, 2023, GP II-A distributed 19,434 shares of Common Stock to the owners of Fund II GP. On the same date, GP II-B distributed 23,502 shares of Common Stock to the owners of Fund II GP.

On August 25, 2023, Holdco III-A distributed 9,602,493 shares of Common Stock pro rata to the partners of Fund III-A, including 32,772 shares of Common Stock to GP III-A and 9,569,721 shares of Common Stock to the limited partners of Fund III-A. On the same date, Holdco III-B distributed 22,047,123 shares of Common Stock pro rata to the limited partners of Fund III-B Holdings and Fund III-B, including 65,545 shares of Common Stock to GP III-B, 21,981,578 shares of Common Stock to the limited partners of Fund III-B Holdings and Fund III-B, 54,970 shares of Common Stock to Matthew Miller, 41,860 shares of Common Stock to Griffin Perry, 11,503 shares of Common Stock to Thaddeus Darden and 41,860 shares of Common Stock to Kirk Lazarine.

On September 15, 2023, the Selling Shareholders sold an aggregate of 8,165,000 shares of Common Stock of the Issuer at the Offering Price, pursuant to the Prospectus Supplement and the terms and conditions of the Underwriting Agreement.

CUSIP No. 387432107	13D	Page 30 of 37 Pages

On April 9, 2024, GP III-A distributed 32,772 shares of Common Stock pro rata to the partners of GP III-A and GP III-B distributed 65,545 shares of Common Stock pro rata to the partners of GP III-B, including, collectively between such distributions, 24,318 shares of Common Stock to each of Matthew Miller, Griffin Perry, and Kirk Lazarine and 9,119 shares of Common Stock to Thaddeus Darden.

Except as described herein and in Item 5 above related to open market acquisitions by certain of the Filing Parties, during the past sixty (60) days there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Filing Parties or any person or entity for which the Filing Parties possess voting or dispositive control over the securities thereof.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      April 11, 2024

GREP GP III, LLC

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager

Grey Rock Energy Partners GP III, L.P.

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP III, LLC, the general partner of Grey Rock Energy Partners GP III, L.P.

GREP GP III Holdings, LLC

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP III, LLC, the general partner of Grey Rock Energy Partners GP III, L.P., the sole member of GREP GP III Holdings, LLC

CUSIP No. 387432107	13D	Page 32 of 37 Pages

Grey Rock Energy Partners GP III-A, L.P.

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP III, LLC, the general partner of Grey Rock Energy Partners GP III, L.P., the sole member of GREP GP III Holdings, LLC, the general partner of Grey Rock Energy Partners GP III-A, L.P.

Grey Rock Energy Fund III-A, LP

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP III, LLC, the general partner of Grey Rock Energy Partners GP III, L.P., the sole member of GREP GP III Holdings, LLC, the general partner of Grey Rock Energy Partners GP III-A, L.P, the general partner of Grey Rock Energy Fund III-A, LP

GREP Holdco III-A, LLC

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP III, LLC, the general partner of Grey Rock Energy Partners GP III, L.P., the sole member of GREP GP III Holdings, LLC, the general partner of Grey Rock Energy Partners GP III-A, L.P, the general partner of Grey Rock Energy Fund III-A, LP, the sole member of GREP Holdco III-A, LLC

CUSIP No. 387432107	13D	Page 33 of 37 Pages

Grey Rock Energy Partners GP III-B, L.P.

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP III, LLC, the general partner of Grey Rock Energy Partners GP III, L.P., the sole member of GREP GP III Holdings, LLC, the general partner of Grey Rock Energy Partners GP III-B, L.P.

Grey Rock Energy Fund III-B, LP

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP III, LLC, the general partner of Grey Rock Energy Partners GP III, L.P., the sole member of GREP GP III Holdings, LLC, the general partner of Grey Rock Energy Partners GP III-B, L.P., the general partner of Grey Rock Energy Fund III-B, LP

Grey Rock Energy Fund III-B Holdings, L.P.

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP III, LLC, the general partner of Grey Rock Energy Partners GP III, L.P., the sole member of GREP GP III Holdings, LLC, the general partner of Grey Rock Energy Partners GP III-B, L.P., the general partner of Grey Rock Energy Fund III-B Holdings, L.P.

CUSIP No. 387432107	13D	Page 34 of 37 Pages

GREP Holdco III-B Holdings, LLC

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP III, LLC, the general partner of Grey Rock Energy Partners GP III, L.P., the sole member of GREP GP III Holdings, LLC, the general partner of Grey Rock Energy Partners GP III-B, L.P., the general partner of Grey Rock Energy Fund III-B Holdings, L.P. and Grey Rock Energy Fund III-B, LP, the sole members of GREP Holdco III-B Holdings, LLC

GREP GP II, LLC

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager

Grey Rock Energy Partners GP II, L.P.

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP II, LLC, the general partner of Grey Rock Energy Partners GP II, L.P.

GREP GP II Holdings, LLC

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP II, LLC, the general partner of Grey Rock Energy Partners GP II, L.P., the sole member of GREP GP II Holdings, LLC

CUSIP No. 387432107	13D	Page 35 of 37 Pages

Grey Rock Energy Partners GP II-A, L.P.

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP II, LLC, the general partner of Grey Rock Energy Partners GP II, L.P., the sole member of GREP GP II Holdings, LLC, the general partner of Grey Rock Energy Partners GP II-A, L.P.

Grey Rock Energy Fund II, LP

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP II, LLC, the general partner of Grey Rock Energy Partners GP II, L.P., the sole member of GREP GP II Holdings, LLC, the general partner of Grey Rock Energy Partners GP II-A, L.P, the general partner of Grey Rock Energy Fund II, LP

GREP Holdco II, LLC

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP II, LLC, the general partner of Grey Rock Energy Partners GP II, L.P., the sole member of GREP GP II Holdings, LLC, the general partner of Grey Rock Energy Partners GP II-A, L.P, the general partner of Grey Rock Energy Fund II, LP, the sole member of GREP Holdco II, LLC

CUSIP No. 387432107	13D	Page 36 of 37 Pages

Grey Rock Energy Partners GP II-B, L.P.

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP II, LLC, the general partner of Grey Rock Energy Partners GP II, L.P., the sole member of GREP GP II Holdings, LLC, the general partner of Grey Rock Energy Partners GP II-B, L.P.

Grey Rock Energy Fund II-B, LP

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP II, LLC, the general partner of Grey Rock Energy Partners GP II, L.P., the sole member of GREP GP II Holdings, LLC, the general partner of Grey Rock Energy Partners GP II-B, L.P., the general partner of Grey Rock Energy Fund II-B, LP

Grey Rock Energy Fund II-B Holdings, L.P.

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP II, LLC, the general partner of Grey Rock Energy Partners GP II, L.P., the sole member of GREP GP II Holdings, LLC, the general partner of Grey Rock Energy Partners GP II-B, L.P., the general partner of Grey Rock Energy Fund II-B Holdings, L.P.

CUSIP No. 387432107	13D	Page 37 of 37 Pages

GREP Holdco II-B Holdings, LLC

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP II, LLC, the general partner of Grey Rock Energy Partners GP II, L.P., the sole member of GREP GP II Holdings, LLC, the general partner of Grey Rock Energy Partners GP II-B, L.P., the general partner of Grey Rock Energy Fund II-B Holdings, L.P. and Grey Rock Energy Fund II-B, L.P., the sole members of GREP Holdco II-B Holdings, LLC

Matthew miller (Individually)

By:	/s/ Matthew Miller
Name:	Matthew Miller

Griffin Perry (Individually)

By:	/s/ Griffin Perry
Name:	Griffin Perry

Thaddeus Darden (Individually)

By:	/s/ Thaddeus Darden
Name:	Thaddeus Darden

Kirk Lazarine (Individually)

By:	/s/ Kirk Lazarine
Name:	Kirk Lazarine